                                                                   Exhibit 3.2.2

                                HOLLY CORPORATION
                              AMENDMENTS TO BY-LAWS
                        Adopted by the Board of Directors
                               September 30, 2003


         The first sentence of Article II, Section 2 entitled "Annual Meetings" of the By-laws of Holly Corporation (the "By-laws") is amended to read as follows:

                  "The annual meeting of the stockholders for the election of directors and for the transaction of any other business properly presented for action at such meeting shall be held on the second Thursday in May of each year or on such other day as may be fixed by resolution of the Board of Directors; provided, however, that if the Board of Directors deems it impracticable to hold the meeting on the date originally determined, such annual meeting shall be held as soon as practicable after such date on a date to be specified in a resolution of the Board of Directors."


         Article VI entitled "Fiscal Year" of the By-laws is amended to read in full as follows:

                           "Effective beginning with the fiscal year ending December 31, 2003, the fiscal year of the Corporation shall end on the thirty-first day of December in each year, or on such other day as may be fixed from time to time by the Board of Directors."